UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Zwanziger Ventures LLC

148 Dartmouth Street

Newton, MA 02465

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Ron Zwanziger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,286,911
	8	SHARED VOTING POWER 42,031,470
	9	SOLE DISPOSITIVE POWER 6,286,911
	10	SHARED DISPOSITIVE POWER 42,031,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,318,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Janet Zwanziger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,031,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,031,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,031,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Zwanziger Family Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,031,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,031,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,031,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Zwanziger Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,028,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,028,308

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,028,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on 125,626,758 common shares outstanding after the completion of the Issuer’s underwritten public offering and concurrent private placement, based the number of common shares outstanding on March 31, 2022, as reported in the Issuer’s prospectus on Form 424(b)(4), dated July 20, 2022, and filed with the SEC on July 21, 2022.

Item 1. Security and Issuer.

This Amendment No.1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on February 24, 2022 (the “Original Filing”), by Ron Zwanziger, Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC (the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On March 3, 2022, Zwanziger Family Ventures LLC purchased $2.0 million in aggregate principal amount of the Issuer’s 6.00% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”) in a transaction exempt from registration under the Securities Act of 1933, as amended. The Convertible Notes were issued pursuant to the indenture, dated March 3, 2022 (the “Indenture”), by and between the Issuer and U.S. Bank Trust Company, National Association. The Convertible Notes accrue annual interest at 6% payable semi-annually in arrears starting September 1, 2022. The Convertible Notes will mature on March 1, 2027 and are convertible at the holder’s option at an initial conversion rate of 108.4346 Common Shares per $1,000 principal amount of Convertible Notes.

On July 25, 2022, Zwanziger Family Ventures LLC purchased 2,857,142 Common Shares, at a purchase price of $1.75 per Common Share, in the Issuer’s underwritten public offering pursuant to the Registration Statement on Form F-1 (File No. 333-266207), filed by the Issuer with the SEC on July 19, 2022, which was declared effective by the SEC on July 20, 2022 (the “Public Offering”).

The source of the funds used to acquire the securities reported herein is the working capital of Zwanziger Family Ventures LLC, which at any given time may include funds borrowed from affiliates of the Reporting Persons in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

All percentages are based on 125,626,758 common shares outstanding, which reflects the number of common shares outstanding on March 31, 2022, after the completion of (i) the Public Offering and (ii) the concurrent private placement by the Issuer of $25.0 million of Common Shares to the Bill & Melinda Gates Foundation at the Public Offering price, as reported in the Issuer’s prospectus on Form 424(b)(4), dated July 20, 2022 (the “Prospectus”). The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons are included in the table below. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the applicable Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect any Reporting Person’s proportion of economic interest or voting power in the Issuer.

Name of Beneficial Owner	Number of Shares to which the Reporting Person has:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percentage:
Ron Zwanziger	48,318,381	6,286,911	42,031,470	6,286,911	42,031,470	28.6%
Janet Zwanziger	42,031,470	0	42,031,470	0	42,031,470	25.8%
Zwanziger Family Ventures LLC	42,031,470	0	42,031,470	0	42,031,470	25.8%
Zwanziger Ventures LLC	12,028,308	0	12,028,308	0	12,028,308	8.7%

(b)	See item 5(a) above.

(c)

The information contained in Item 3 above is herein incorporated by reference. Except as described therein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)

The Reporting Persons have the right to receive the proceeds from the sale of the Common Shares reported on the cover page of this Schedule 13D, as amended, and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Indenture

The Convertible Notes were issued pursuant to the Indenture, dated March 3, 2022, by and between the Issuer and U.S. Bank Trust Company, National Association. The Convertible Notes accrue annual interest at 6% payable semi-annually in arrears starting September 1, 2022. The Convertible Notes will mature on March 1, 2027 and are convertible at the holder’s option at an initial conversion rate of 108.4346 Common Shares per $1,000 principal amount of Convertible Notes.

The Indenture includes covenants customary for an indenture governing convertible notes, as well as covenants limiting the incurrence by the Issuer of more than $400 million of secured indebtedness and $100 million of unsecured indebtedness (including the Convertible Notes) and limiting certain substantial transactions with affiliates, in each case, subject to certain exceptions. In addition, the Indenture includes certain customary events of default after which the Convertible Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving the Issuer after which the Convertible Notes would become automatically due and payable.

The foregoing description of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Indenture (which includes the form of Convertible Note), a copy of which is attached as Exhibit H to this Amendment No. 1 and incorporated herein by reference.

Lock-up Agreements

In connection with the Public Offering, Ron Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC each entered into lock-up agreements pursuant to which they have agreed that, without the prior written consent of Goldman Sachs & Co. LLC, they will not, subject to certain exceptions, during the period ending 90 days after the date of the Prospectus, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

Goldman Sachs & Co. LLC, in their sole discretion, may release the Common Shares subject to the lock-up agreements described above in whole or in part at any time.

The foregoing description of the lock-up agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of lock-up agreement, a copy of which is included as Annex I to the form of underwriting agreement filed as Exhibit I to this Amendment No. 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit H	Indenture (including form of Convertible Note as Exhibit A), dated as of March 3, 2022, by and between LumiraDx Limited and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 6-K (File No. 001-40852) filed with the SEC on March 3, 2022).

Exhibit I	Form of Lock-up Agreement included as Annex I to the form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-266207) filed with the SEC on July 19, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022

JANET ZWANZIGER

By:	/s/ Janet Zwanziger
Name:	Janet Zwanziger

RON ZWANZIGER

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger

ZWANZIGER FAMILY VENTURES LLC

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger
Title:	Manager

ZWANZIGER VENTURES LLC

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger
Title:	Manager